SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

AirtimeDSL
 (Name of Issuer)

COMMON STOCK, $0.001 Par Value Per Share
(Title of Class of Securities)

(CUSIP Number)

 Lisa A. Niedermeyer
102 NE 2nd Street, PMB 400
Boca Raton, FL 33432
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(732) 409-1212

April 15, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

(1)   NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Lisa A. Niedermeyer

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3)   SEC USE ONLY

(4)   SOURCE OF FUNDS (SEE INSTRUCTIONS)

        PF

(5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
3,750,000
(8) SHARED VOTING POWER

(9) SOLE DISPOSITIVE POWER
3,750,000
(10) SHARED DISPOSITIVE POWER

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,750,000

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.3%

(14) TYPE OF REPORTING PERSON

        IN

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.001, of AirtimeDSL, a Nevada corporation, with its principal place of business located at 102 NE 2nd Street, PMB 400, Boca Raton, FL 33432.

This Schedule 13D relates to the Acquisition Agreement and Plan of Merger among AirtimeDSL Acquisition Corporation, AirtimeDSL, TAG Industries, Inc., pursuant to which Mrs. Niedermeyer received 7.3% of the outstanding common shares of the Issuer in exchange for her shares of TAG Industries, Inc., (the "Agreement").

ITEM 2. IDENTITY AND BACKGROUND.
The name of the person filing this statement is Lisa A. Niedermeyer hereinafter sometimes referred to as the “Reporting Person.”  Mrs. Niedermeyer’s principal office is 102 NE 2nd Street, PMB 400, Boca Raton, FL 33432.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Registrant transferred all her interest in TAG Industries, Inc., which equaled 14% of TAG Industries, Inc., in exchange for the shares she received in AirtimeDSL. The source of funds was from TAG Industries, Inc., which Ms. Niedermeyer had a 14% interest in before she transferred her shares in exchange for shares of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition of 3,750,000 shares of the Issuer's common stock by the Reporting Person was pursuant to an Acquisition Agreement and Plan of Merger between the Issuer, AirtimeDSL Acquisition Corporation and TAG Industries, Inc.  The purpose of this transaction was for the Reporting Person to acquire 7.3% of the outstanding shares of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person acquired 3,750,000 of the issued and outstanding common shares of the Issuer.  Such amount represented 7.3% of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Agreement, as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The Acquisition Agreement and Plan of Merger between AirtimeDSL Acquisition Corporation, AirtimeDSL, TAG Industries, Inc., and its shareholders was filed pursuant to a Current Report on Form 8-K filed with the SEC on April 20, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 21, 2009

Signature:

/s/ Lisa A. Niedermeyer
Lisa A. Niedermeyer